Report of Independent Registered
Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Tax-Free Municipal Funds:
We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that The Dreyfus/Laurel Tax-Free Municipal Funds,
which is comprised of Dreyfus BASIC New York
Municipal Money Market Fund (the "Fund"),
complied with the requirements of subsections (b)
and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of May 31, 2014, and
from March 31, 2014 through May 31, 2014, with
respect to securities reflected in the investment
accounts of the Fund. Management is responsible
for the Fund's compliance with those
requirements.  Our responsibility is to express an
opinion on management's assertion about the
Fund's compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Fund's compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
May 31, 2014, and with respect to agreement of
security purchases and sales, for the period from
March 31, 2014 (the date of the Fund's last
examination) through May 31, 2014:
1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Count and inspection of all securities located
in the vault of the Custodian in New York
City;
4.	Reconciliation between the Fund's
accounting records and the Custodian's
records as of May 31, 2014;
5.	Agreement of pending purchase activity for
the Fund as of May 31, 2014 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of pending sale activity for the
Fund as of May 31, 2014 to documentation
of corresponding subsequent bank
statements;
7.	Agreement of a minimum of five purchases
and five sales, from the period March 31,
2014 (the date of the Fund's last
examination) through May 31, 2014, from
the books and records of the Fund to the
bank statements noting that they had been
accurately recorded and subsequently
settled;
8.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period April 1, 2013 to
March 31, 2014 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
9.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from April 1, 2014 through May
31, 2014. In addition, we have obtained
written representations from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of May 31, 2014, and from March 31, 2014 through May 31, 2014, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of The Dreyfus/Laurel Tax-Free Municipal Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
September 4, 2014



September 4, 2014

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of The Dreyfus/Laurel Tax-Free
Municipal Funds, comprised of Dreyfus BASIC
New York Municipal Money Market Fund (the
"Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-
2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of May 31, 2013 and from March 31, 2014 through May 31, 2014.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31,
2014 and from March 31, 2014 through May 31,
2014 with respect to securities reflected in the investment accounts of the Fund.

The Dreyfus/Laurel Tax-Free Municipal Funds

James Windels
Treasurer

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